VERB TECHNOLOGY COMPANY, INC.

2210 Newport Boulevard, Suite 200

Newport Beach, California 92663

(855) 250-2300

www.myverb.com

September 18, 2019

VIA EDGAR TRANSMISSION

Paul Fischer

Office of Telecommunications

Division of Corporation Finance

United States Securities and Exchange Commission

Washington, DC 20549

Re:	Verb Technology Company, Inc.
Registration Statement on Form S-3
File No.: 333-233797

Ladies and Gentlemen:

Verb Technology Company, Inc., a Nevada corporation (the “Company,” “we,” or “our”), pursuant to Rule 461 of the rules and regulations promulgated under the Securities Act of 1933, as amended (the “Securities Act”), hereby requests that the Company’s Registration Statement on Form S-3 (File No. 333-233797) (the “Registration Statement”) be declared effective under the Securities Act at 5:00 P.M., Eastern Time, on Thursday, September 19, 2019, or as soon thereafter as practicable. We are aware of our filing obligations under the Securities Act and intend to fully comply therewith. We acknowledge and understand that the Company and management are responsible for the accuracy and adequacy of the disclosure made in its filings.

Please contact Randolf W. Katz of Baker & Hostetler LLP at 714-966-8807 as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Very truly yours,

VERB TECHNOLOGY COMPANY, INC.

By:	/s/ Rory J. Cutaia
Rory J. Cutaia
President and Chief Executive Officer